UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARTEC GLOBAL MEDIA INC.

(Name of Issuer)

Series X Preferred Stock, Par Value $0.001

(Title of Class of Securities)

(CUSIP Number)

TCA Global Credit Master Fund, LP

P.O. Box 1043, 69 Dr. Roy’s Drive, George Town

Grand Cayman KY1-1102, Cayman Islands

(345) 914-4857

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,599,217,524 (2) (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,599,217,524 (2) (3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,599,217,524 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. As previously disclosed, on May 31, 2015 and made effective as of December 24, 2015, TCA Fund and Artec Global Media Holding, Inc. (the “Company”) entered into that certain Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”), pursuant to which TCA Fund agreed to make available to the Company a secured revolving loan in an amount up to $10,000,000. On November 18, 2016 (the “Amendment Date”), the Company and TCA Fund entered into an Amendment to the Credit Agreement (such amendment, the “Amendment”). Pursuant to the Amendment, TCA agreed to release an additional $450,000, subject to certain terms and conditions, of which $300,000 was released as of December 30, 2016, with the remaining $150,000 held in reserve by TCA.

Additionally, in connection with the Amendment, on the Amendment Date, the Company issued to TCA one (1) share of Series X Preferred Stock of the Company (the “Series X Preferred”).

On or about June 27, 2017, TCA Fund delivered notice to the Company of an Event of Default (as defined in the Credit Agreement) under the Credit Agreement, which occurred and remained continuing and uncured for non-payment (the “Continuing Default”). Accordingly, due to the Continuing Default, the Company’s issuance of the one (1) share of Series X Preferred to TCA Fund entitles TCA Fund to exercise voting control of the Company.

(2)	Solely upon the occurrence and continuation of an Event of Default, TCA Fund as the sole holder of one (1) share of Series X Preferred, is entitled to vote on all matters subject to a vote or written consent of the holders of the Company’s common stock. In the event that TCA Fund is so entitled to vote, the one (1) share of Series X Preferred entitles TCA Fund to that number of votes equal to the number of issued and outstanding shares of the Company’s common stock and all other securities, as of the applicable date of determination, on a fully diluted basis, plus one (1) vote, it being the intent that TCA Fund, as the holder of one (1) share of Series X Preferred, shall have effective voting control of the Company upon the occurrence and continuation of an Event of Default under the Company’s Credit Agreement with TCA.

(3)	As disclosed in the Company’s Definitive Information Statement on 14-C, as of June 22, 2016, the Company has 699,217,523 shares of common stock issued and outstanding and 900 shares of Series A Convertible Preferred Stock issued and outstanding. Pursuant to the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, (i) the Company's Series A Convertible Preferred Stock votes together with the Common Stock and (ii) for each share of the Series A Convertible Preferred Stock held by a holder thereof, such holder is entitled (in any stockholders' meeting and in any action to be voted on or consented to by the stockholders) to the voting rights that such holder would have if such holder were holding 1,000,000 shares of Common Stock. As a result, as of June 22, 2016, there are an aggregate of 1,599,217,523 total votes of capital stock of the Company.

Item 1 Security and Issuer.

The statement relates to one (1) share of the Company’s Series X Preferred. The principal executive office of the Company is located at 1000 E William St., Suite 204, Carson City, NV 89701.

Item 2 Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publicly listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund  nor any of its representatives has  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported shares of Series X Preferred of the Company as follows:

TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. As previously disclosed, on May 31, 2015 and made effective as of December 24, 2015, TCA Fund and Artec Global Media Holding, Inc. (the “Company”) entered into that certain Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”), pursuant to which TCA Fund agreed to make available to the Company a secured revolving loan in an amount up to $10,000,000. On November 18, 2016 (the “Amendment Date”), the Company and TCA Fund entered into an Amendment to the Credit Agreement (such amendment, the “Amendment”). Pursuant to the Amendment, TCA agreed to release an additional $450,000, subject to certain terms and conditions, of which $300,000 was released as of December 30, 2016, with the remaining $150,000 held in reserve by TCA.

Additionally, in connection with the Amendment, on the Amendment Date, the Company issued to TCA one (1) share of Series X Preferred Stock of the Company (the “Series X Preferred”).

On or about June 27, 2017, TCA Fund delivered notice to the Company of an Event of Default (as defined in the Credit Agreement) under the Credit Agreement, which occurred and remained continuing and uncured for non-payment (the “Continuing Default”). Accordingly, due to the Continuing Default, the Company’s issuance of the one (1) share of Series X Preferred to TCA Fund entitles TCA Fund to exercise voting control of the Company.

Item 4 Purpose of Transaction.

As of the date hereof, TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, TCA Fund holds one (1) share of Series X Preferred of the Company and such amount represents 100% of the total issued and outstanding shares of the Company’s Series X Preferred. As of the date hereof, the Series X Preferred represents a majority of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the Series X Preferred. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Company’s capital stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Press and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA GLOBAL CREDIT MASTER FUND LP

Date: March 23, 2018

/s/ Bob Press
Name: Bob Press
Title: Chief Executive Officer

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